UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Mark Strefling

Whitebox Advisors LLC

3033 Excelsior Boulevard

Suite 500

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309	Schedule 13D/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 400,872
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 400,872

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,872
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 148411309	Schedule 13D/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 380,957
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 380,957

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 148411309	Schedule 13D/A	Page 4 of 9 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of A.M. Castle & Co., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”) and the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds.

WB GP serves as general partner of private investment funds.

The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed on September 11, 2017.

CUSIP No. 148411309	Schedule 13D/A	Page 5 of 9 Pages

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 27, 2020, certain private funds managed by WA (each, a “WB Fund”) each entered into a support and exchange agreement (the “Support Agreement”) with the Issuer pursuant to which each WB Fund agreed, in connection with the Issuer’s future exchange offer and consent solicitation (the “Exchange Offer”), to tender its Convertible Notes in exchange for the Issuer’s 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of Common Stock, and to consent to certain proposed amendments to the terms of the Convertible Notes. The New Notes will be convertible into shares of Common Stock at the option of holders.

The summary of the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 27, 2020 (File No. 1-5415) and is incorporated by reference herein as Exhibit 7 hereto.

If the Exchange Offer is completed, the Issuer has agreed to call a special meeting of stockholders (or consider such matters at its upcoming annual meeting of stockholders) to be held as soon as reasonably practicable for stockholders of record as of a date occurring on or after the closing date of the Exchange Offer (which will include holders of Convertible Notes who receive shares of Common Stock in the Exchange Offer) to consider the following matters: (1) a proposal to amend the Company’s articles of amendment and restatement to increase the number of shares of Common Stock authorized for issuance, in order to provide a sufficient number of authorized shares of Common Stock for the issuance of shares upon conversion of the New Notes, (2) a proposal to amend the Company’s articles of amendment and restatement to effect a reverse stock split of shares of the Common Stock; and (3) any other matters properly brought before the meeting.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

As of the date hereof, WA may be deemed to be the beneficial owner of 400,872 shares of Common Stock, constituting 11% of the Issuer’s shares of Common Stock based on 3,649,658 shares of Common Stock outstanding as of February 25, 2020, as provided in the Issuer’s S-4 filed on February 27, 2020 (the “S-4”).

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 400,872 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 400,872 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 380,957 shares of Common Stock, constituting 10.4% of the Issuer’s shares of Common Stock based on 3,649,658 shares of Common Stock outstanding as of February 25, 2020, as provided in the Issuer’s S-4.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 380,957 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 380,957 shares.

Because of the relationship between the Reporting Persons and the other stockholders of the Issuer party to the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own a total of 2,297,722 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 2,297,722 shares of Common Stock represents 63% of the total number of shares of Common Stock based on 3,649,658 shares of Common Stock outstanding as of February 25, 2020, as provided in the Issuer’s S-4.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. None of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

CUSIP No. 148411309	Schedule 13D/A	Page 6 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Schedule 13D/A is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on March 2, 2020 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated March 2, 2020, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC
Exhibit 7:	Form of Support Agreement between A.M. Castle & Co. and holders who, in the aggregate, hold in excess of 96% of the Company’s outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2020 (File No. 1-5415).

CUSIP No. 148411309	Schedule 13D/A	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 148411309	Schedule 13D/A	Page 7 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of common stock, par value $0.01 per share (the “Class A Common Stock”), of A.M. Castle & Co., a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: March 2, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

CUSIP No. 148411309	Schedule 13D/A	Page 8 of 9 Pages

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer, Chief Legal Officer and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

CUSIP No. 148411309	Schedule 13D/A	Page 9 of 9 Pages

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer and Chief Legal Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA